KRAMER LEVIN NAFTALIS & FRANKEL LLP

February 8, 2016

VIA EDGAR

Nicholas P. Panos, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Supplemental Response to Comment Letter Dated February 4, 2016
PICO Holdings, Inc.
Preliminary Consent Statement filed on Schedule 14A Filed January 27, 2016 by Leder Holdings, LLC, et al. File No. 033-36383

Dear Mr. Panos:

This letter is being submitted on behalf of Leder Holdings LLC, LH Brokerage LLC, Leder Holdings Opportunity Fund LLC and Sean M. Leder (collectively, “Leder Holdings”), in response to the letter dated February 4, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporate Finance of the United States Securities and Exchange Commission (the “Commission”) to Leder Holdings.

In response to comment 3 of the Comment Letter (reprinted below), on behalf of Leder Holdings, we are enclosing as supplemental information (the “Supplemental Information”) the materials annexed to this letter as Annexes A and B in support of the statements captioned in comment 3.

3.	To ensure compliance with Rule 14a-9, please provide us with the bases for these statements:

•	“we believe that the current Board has presided over enormous destruction in shareholder value and must be changed if shareholders are to realize value on their investment in the Company;” and

•	“the incumbent Board ... bears responsibility for the destruction of shareholder value and the substantial compensation paid to the Company’s chief executive officer despite the Company’s escalating cumulative losses;” and

KRAMER LEVIN NAFTALIS & FRANKEL LLP

United States Securities and Exchange Commission
Division of Corporation Finance
February 8, 2016

The Supplemental Information includes a table demonstrating the diminution in value of capital deployed by the Board of Directors of PICO Holdings, Inc. (“PICO”) in transactions spanning the past 10 years (Annex A) and a table recording the compensation of John Hart in relation to the stock price of PICO since 2005 (Annex B).

If you have any questions or comments regarding the material annexed hereto, please call me at (212) 715-9280.

Very truly yours,

/s/ Abbe L. Dienstag

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

cc:	Mr. Sean Leder

Annex A
Destruction of Shareholder Value during the Tenure of the Board

	Capital Deployed		Capital Destroyed
($ in millions) Deal Activity Past 10 Years	Original	Current Value	$	%
1. UCP[1]	$123.3	$59.4	$(63.9)	-52%
2. Northstar (Canola)[2]	$108.0	$18.4	$(89.6)	-83%
3. Fish Springs Ranch[3]	$101.1	$83.9	$(17.2)	-17%
4. Carson City/Lyon County/Dayton Corridor[4]	$36.9	$24.8	$(12.1)	-33%
5. Mindjet[5]	$22.9	$2.2	$(20.7)	-91%
6. Lincoln/Vidler (Tule Dessert II Groundwater Basin)[6]	$16.4	$4.0	$(12.4)	-76%
7. Mendell (oil & gas venture)[7]	$11.0	$2.6	$(8.4)	-76%
8. Real Estate Asset[8]	$4.3	$1.4	$(2.9)	-67%
9. New Mexico – Campbell Ranch[9]	$3.5	$-	$(3.5)	-100%
TOTAL	$427.4	$196.7	$(230.7)	-54%

1 Source: Quarterly Report on Form 10-Q filed by UCP, Inc. on November 9, 2015 (p. 3); Annual Report on Form 10-K filed by UCP, Inc. on March 16, 2015 (p. 12).
2 Source: Current Report on Form 8-K filed by PICO Holdings, Inc. on August 6, 2015; Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on May 11, 2015 (p. 36); Annual Report on Form 10-K filed by PICO Holdings, Inc. on March 16, 2015 (p. 16).
3 Source: Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on November 9, 2015 (p. 7); Annual Report on Form 10-K filed by PICO Holdings, Inc. on March 1, 2011 (pp. 24-25).
4 Source: Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on November 9, 2015 (p. 7); Annual Report on Form 10-K filed by PICO Holdings, Inc. on February 29, 2012 (p. 50).
5 Source: Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on November 9, 2015 (p. 9).
6 Source: Annual Report on Form 10-K filed by PICO Holdings, Inc. on February 29, 2012 (p. 109).
7 Source: Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on November 9, 2015 (p. 34).
8 Source: Quarterly Report on Form 10-Q filed by PICO Holdings, Inc. on August 10, 2015 (p. 8).
9 Source: Annual Report on Form 10-K filed by PICO Holdings, Inc. on March 16, 2015 (p. 47).

Annex B
Compensation of John Hart vs. Stock Price and Operating Performance

Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total Compensation	Year End Stock Price
2014	$2,113,000		$1,393,580	$1,475,705		$40,300	$5,022,585	$18.85
2013	$2,094,482					$39,700	$2,134,182	$23.11
2012	$2,059,471					$39,000	$2,098,471	$20.27
2011	$1,991,751					$38,150	$2,029,901	$20.58
2010	$1,964,251		$12,276,000			$38,150	$14,278,401	$31.80
2009	$1,888,703				$508,691	$32,250	$2,429,644	$32.73
2008	$1,790,239			$2,496,525		$11,500	$4,298,264	$26.58
2007	$1,228,800	$1,500,000		$3,536,744		$11,250	$6,279,794	$33.62
2006	$1,075,000				$2,115,635	29,000	3,219,635	$34.77
2005	$932,988		$11,024,381		$3,013,326	$17,872,467	$32,843,162	$32.26
TOTAL:	$17,138,685	$1,500,000	$24,693,961	$7,508,974	$5,637,652	$18,151,767	$74,631,039

Source: Publicly filed Proxy Statements of PICO Holdings, Inc. for the fiscal years ended 2005-2014.